Exhibit 99.1

Xunlei Announces Appointment of Chief Financial Officer

SHENZHEN, China, September 14, 2017 -- Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China's leading provider of acceleration products and services, today announced the appointment of Mr. Eric Zhou as its Chief Financial Officer (“CFO”), effective September 18, 2017. Mr. Eric Zhou will replace Mr. Tao Thomas Wu, who tendered his resignation as the CFO for personal reasons, effective September 18, 2017.

Mr. Chen Lei, Xunlei’s Director and Chief Executive Officer commented, “We are pleased to welcome Mr. Eric Zhou as our new CFO. We believe Eric’s extensive expertise in finance and global capital markets will greatly contribute to Xunlei’s development. On behalf of Xunlei, we appreciate Tom for his significant contribution and dedication to the Company over the past four years as CFO. We wish him every success for the next stage of his career.”

Mr. Zhou has twenty years of professional experience covering corporate finance, financial planning and analysis, domestic and international investment project due diligence, and mutual fund and private equity investment research and management in the U.S. and in China. Most recently, Mr. Zhou was an interim chief financial officer at ChinaCache International Holdings Limited, a Nasdaq-listed company. Mr. Zhou was as senior vice president of ChinaCache from September 2015 to June 2016. From February 2010 to December 2014, he served as the vice president of finance and Chief Financial Officer at Sutor Technology Group Limited. Prior to that, Mr. Zhou served in various roles, including executive vice president and Chief Financial Officer at Richfield Investment Ltd., equity research analyst at Roth Capital Partners, and principal financial planner at American Electric Power. Mr. Zhou obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and an MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a Chartered Financial Analyst (CFA).

About Xunlei

Xunlei Limited (“Xunlei”) is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users' changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com